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                                                                    EXHIBIT 99.2

                       PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

        Reference is made to the 1995 Annual Report and the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996 for descriptions of certain previously-reported legal proceedings.

        Frank D. Seinfeld v. Harold C. Simmons, et al. (Superior Court of New York, Bergen County, Chancery Division, No. C-336-96). Plaintiff brought this action in September 1996 on behalf of himself and derivatively, on behalf of NL, against the Company, Valhi and certain current and former members of the Company's Board of Directors. The complaint alleges, among other things, that the Company's August 1991 "Dutch auction" tender offer was an unfair and wasteful expenditure of the Company's funds. Plaintiff seeks, among other things, to rescind the Company's purchase of approximately 10.9 million shares of its common stock from Valhi pursuant to the Dutch auction. The Company believes, and understands that each of the other defendants believes, the complaint is without merit. The Company intends, and believes that each of the other defendants intends, to defend the action vigorously.

        Ritchie v. NL Industries, et al. (Circuit Court of Marshall County, West Virginia, No. 96-C-179M). In September 1996, the Company was served with a complaint filed in West Virginia state court that seeks compensatory and punitive damages for alleged personal injury caused by lead paint and asserts causes of action against the Company and five other former manufacturers of lead pigment for negligence, strict liability, breach of warranty, fraud, conspiracy, market share liability and alternative liability. In October 1996, defendants removed the case to federal court and filed motions to dismiss.

        The City of New York, et al. v. Lead Industries Association, Inc., et al. (No. 89-4617). In September 1996, defendants' request for permission to appeal was denied.

        Skipworth v. Sherwin-Williams Co., et al. (No. 92-3069). Oral argument was held in this matter in the Pennsylvania Supreme Court in October 1996.

        Wright, et al. v. Lead Industries Association, Inc., et al. (Nos. 94-363042 and 94-363043). In September 1996, the remaining defendants' motion for summary judgment was granted. Plaintiffs have appealed as to all defendants.

        Gates v. American Cyanamid Co., et al. (I1996 - 2114). In July 1996, the Company filed an answer denying plaintiff's allegations.

        Hines v. Gates, et al. (96-616161). In July 1996, plaintiffs voluntarily dismissed the complaint without prejudice.

        NL Industries, Inc. v. Commercial Union Insurance Cos., et al. The Company is seeking interlocutory appellate review of the previously-reported ruling regarding contribution.


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        Granite City, Illinois smelter site. In August 1996, the district court denied Granite City's and the PRP's motion for a temporary restraining order and preliminary injunction seeking to enjoin the U.S. EPA from proceeding with the residential component of the cleanup.

        Wagner, et al. v. Anzon, Inc. and NL Industries, Inc. (No. 87-4420). In September 1996, the Superior Court of Pennsylvania affirmed the judgment of the jury verdict for the Company. Plaintiffs have filed an application for reargument in the Superior Court, which the Company has opposed. The application is pending before the Superior Court.